Johnson and Colmar

2201 WAUKEGAN ROAD, SUITE 260

BANNOCKBURN, ILLINOIS 60015

TELEPHONE (312) 922-1980

TELECOPIER (312) 922-9283

Craig P. Colmar	August 21, 2014	EMAIL: cpcolmar@jocolaw.com

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 4546

Washington, D.C. 20549-454

Attention: Mr. Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.

Draft Registration Statement on Form S-1

Submitted on July 11, 2014

CIK No. 0001612630

Ladies and Gentlemen:

On behalf of The Joint Corp. (the “Joint” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission as set forth in Mr. Shuman’s letter dated August 7, 2014 to John B. Richards, the Company’s Chief Executive Officer, relating to the draft registration statement (the “Draft Registration Statement”) on Form S-1 filed by the Company on July 11, 2014. The Company is filing Amendment No. 1 to the Draft Registration Statement concurrently with the delivery to you of this response letter. All page numbers below refer to the Company’s Amendment No. 1 to the Draft Registration Statement. Please note that due to some of the edits, page numbers for some sections in Amendment No. 1 do not agree with their previous page numbers. Further, for the Staff’s convenience, we have reproduced the Staff’s comments below in italic face type before each of our responses.

General

1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: We acknowledge the Staff’s comment that it may have additional comments after price range information is included in the Draft Registration Statement.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Under separate cover, the Company has provided you with copies of its presentation to potential investors in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

3.	Please revise footnote (1) to the cover page table to reference the representative’s warrants.

Response: We sought clarification by telephone as to the scope of the requested revision, and appreciate the Staff’s advice. We have provided the requested updated information regarding the duration and amount of common stock underlying Felt and Company’s (the “Representative”) warrant in footnote (4) to the cover page table. In addition, we expanded the Company’s disclosure on page 77 in response to comment no. 51 to describe the manner in which the number of warrants to be earned by the Representative will be determined.

4.	Please revise your prospectus to clearly state that “system-wide revenues” refers to the aggregate revenues of your franchisees and that you only receive a percentage of the franchisees’ revenues. Consider replacing the phrase “system-wide revenues” with “revenues of our franchisees” or another similar phrase to avoid the implication that total sales by your network of clinics are equivalent to your revenue. You should clearly state that you only receive a royalty fee of 7.0% of the gross revenues from clinics you franchised and 4.0% of gross revenues from clinics regional developers franchised.

Response: In response to this comment, we have revised the disclosure on pages 2 and 42 to clarify that “system-wide” revenues does not imply that these revenues are the Company’s revenues and to clarify that the Company receives a royalty fee of 7.0% of the gross revenues from clinics it franchises and 4.0% of gross revenues from clinics franchised through regional developers.

Facing Page

5.	You have indicated that you are an “accelerated filer,” but it appears that you are a non-accelerated filer. Please revise or advise.

Response: While the Company anticipates a public float of $75 million or more, it has not been a reporting company for 12 months and therefore is not an “accelerated filer.” We have checked the correct box to indicate “non-accelerated filer” status.

About This Prospectus, page 1

6.	The prospectus summary should immediately follow the inside cover page. Please move the disclaimers and explanations on page 1 to a place after your Risk Factors section.

Response: The disclaimers and explanations on page 1 in the section entitled “About this Prospectus” have been moved to page 27, following the risk factors.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Industry and Market Data and Forecasts, page 1

7.	Please provide us with the relevant portions of each industry research report you cite, such as from the First Research, Chiropractic Economics, Centers for Medicare and Medicaid Services, IBIS World, and Chiropractic Care reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or your predecessors or for this offering.

Response: We are providing you, under separate cover, the relevant portions of the industry research and reports cited by the Company. This is provided in the form of an “annotated bibliography” in APA Format, which identifies each time an industry research report, third-party statistic or statistical data from the Company’s internal reporting is cited in the Draft Registration Statement and makes reference to the relevant source, including indicating which attachment to the bibliography contains the relevant portions of the source. None of these reports was prepared for the Company with the exception of the Company’s internally generated reports, which are provided to support certain statistical data regarding the Company’s operations.

8.	You state that there can be no assurances as to the accuracy or completeness of the industry and market data included in the prospectus and that you have not independently verified any third-party information. Please revise your disclosure to remove these statements as it is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response: We have revised the disclosure to remove these statements in the section entitled “About this Prospectus” (now appearing at page 27).

Prospectus Summary

Our Company, page 2

9.	Please identify the bases on which you have concluded that you are the largest franchisor of chiropractic clinics that operate on a non-insurance, cash-based model in the United States. Please provide qualitative or quantitative support for this statement and consider whether comparisons with your leading competitors would help investors evaluate your claims of leadership. To the extent you compare unfavorably to your competitors in any material respect, please identify and disclose such deficiencies.

Response: The Company’s research has identified five other multiple-unit chiropractic clinic franchisors. While additional multiple-unit chiropractic clinic operations may exist (for example a multi-office operation owned by a single chiropractor or a group of chiropractors), information regarding such clinic groups is not readily available. Of the five multi-unit franchise operators that the Company has identified, three of them are insurance-based, meaning they accept third-party reimbursement for chiropractic services and process reimbursement claims for patients. The two largest insurance-based operators are HealthSource Chiropractic, which has 442 units in operation, and ChiroOne, which has 42 units in operation. The annotated bibliography submitted separately in response to comment No. 7 contains support for the number of units in operation for HealthSource and ChiroOne (at tab no. 23).

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

The other two multi-unit franchisors, ChiroWay (www.chiroway.com) and NuSpine (www.nuspinechiropractic.com), operate on a cash-only model like the Company and offer significantly discounted chiropractic services. According to their respective websites, ChiroWay has five clinics in operation and NuSpine has one clinic in operation.

For the foregoing reasons, the Company believes that it is justified in stating that it is the largest franchisor of chiropractic clinics that operate on a non-insurance, cash-based model in the United States.

10.	We note that your claim of leadership is within “chiropractic clinics that operate on a non-insurance, cash-based model in the United States.” Please balance the description of your market to discuss the overall chiropractic care market in the United States, including those clinics that accept insurance and forms of payment other than cash.

Response: We have added disclosure on pages 5, 48 and 56 to provide additional perspective on the chiropractic market in the United States as it relates to clinics that accept insurance and other non-cash payment.

11.	We note your discussion of patient visits per clinic. Please tell us, with a view toward revised disclosure, whether this metric reflects the total number of appointments or individual patients.

Response: We have added a footnote to the charts titled “Patient Visits – Clinics Opened in 2011,” and “Patient Visits – Clinics Opened in 2012” on pages 4 and 43 stating that the number of patient visits includes repeat visits and does not indicate the total number of patients.

12.	Please balance the disclosure in the summary by disclosing the company’s losses in recent periods and the percentage of revenue you generate from the franchisees’ total revenue.

Response: We have added the requested balancing disclosure on pages 4 and 42.

Our Competitive Strengths

Retail, consumer-driven approach, page 5

13.	It appears that the disclosure under this strength is focused on the strategies you intend to employ in the future. Please focus on your actual accomplishments and existing competitive conditions in describing competitive strengths.

Response: We have deleted references in this section to strategies we intend to employ in the future.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Our Growth Strategy

Development of company-owned clinics, page 7

14.	Please expand to summarize the steps you plan to take to pursue your strategy of opening company-owned clinics and explain your anticipated timing for the implementation of your plans. Briefly summarize the cost estimates and financing plans associated with this strategy. Provide a more detailed discussion of these matters in the Business or Management’s Discussion and Analysis sections of the prospectus, which you should cross-reference.

Response: We have added language to pages 7 and 52 indicating that the development of company-owned clinics will be the Company’s principal growth strategy and that it intends to use a significant but as yet undetermined amount of the proceeds from this offering in pursuit of that strategy. However, the Company cannot accurately estimate the timing and specific amount of expenditures involved in the implementation of this strategy. The Company cannot predict the availability for lease of desirable retail locations that will suit its growth plans in geographic areas it has identified for opening clinics, or the availability of contractors to perform the necessary build out. In addition, the Company cannot predict the availability of suitable chiropractors who share its vision and philosophy respecting the practice of chiropractic and who it believes will become successful Joint chiropractors at locations it develops as company-owned clinics. While we have summarized these points on page 7, we discuss them in more detail on page 52, and have added a cross-reference in the summary to the more detailed discussions.

The Company believes that the availability of repurchasing existing franchisees is similarly unpredictable. Should the acquisition of individual or groups of existing franchisees become available to it, the Company may elect to devote significant resources to such acquisition opportunities – potentially in lieu of devoting resources to developing “greenfield” clinics – as the purchase of operating clinics would materially accelerate the time required to open, and to stabilize the operation of, company-owned clinics.

Acquiring existing franchises, page 7

15.	Please tell us, with a view toward revised disclosure, whether you have any present agreement or plan concerning any specific acquisition or similar transaction. Please be more specific in explaining the steps you have taken to identify the existing clinics that you believe are available for purchase and clarify the steps that have been taken and remain to be taken to effect any acquisitions.

Response: The Company has no present agreement concerning any specific acquisition or similar transaction. The Company has not engaged in any proactive program to identify existing clinics that it believes are available for purchase. However, the Company is aware that from time to time, certain franchisees may be interested in selling their clinics. The Company believes that such franchisees will be a possible source of clinics available to repurchase and the Company intends to approach them on an opportunistic basis. We have added revised disclosure on pages 8 and 52.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

The Offering, page 10

16.	We note that you plan to effect a stock dividend prior to the commencement of the offering. Please tell us, with a view toward revised disclosure, what the purpose of the stock dividend is, what the dividend ratio will be and whether, prior to distributing the preliminary prospectus to investors, the share amounts throughout the filing will be retroactively restated to give effect to the stock dividend in a manner that makes the share amounts throughout the filing readily comparable.

Response: The purpose of the stock dividend will be to increase the number of issued and outstanding shares of common stock of the Company to an amount that will permit the Company to issue shares in this offering representing approximately 30% of the Company’s common stock, on a fully-diluted basis, at an intended price of between $9 and $12 per share, and to raise between $30 million and $40 million. The exact number of shares to be sold in this offering and the exact price per share are still a matter of discussion with the Company’s underwriters and will depend on, among other things, market conditions at the time the Company’s registration statement becomes effective and the results of the underwriters’ “test the waters” interaction with potential investors.

The share amounts throughout the filing will be restated to give effect to the stock dividend in a manner that makes the share amounts throughout the filing readily comparable.

Summary Financial Data, page 12

17.	We note that the introduction to your summary financial data includes references to pro forma combined financial statements, but it does not appear you have included any pro forma financial data. Please revise or advise.

Response: We have corrected the introduction to the summary financial data to remove references to pro forma combined financial statements.

18.	With regard to your presentation of the non-GAAP measure EBITDA, please revise to include a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We have revised the presentation to include a reconciliation of EBITDA to net income.

Risk Factors

Risks Related to Our Business

“We depend on the success of our franchisees. . .,” page 17

19.	This risk factor combines at least three separate risks under one heading. Each risk should be presented under a separate risk factor heading with corresponding discussion that clearly identifies the risks and uncertainties to investors. We note, for example, that the discussion of your lack of control over regional developers and independent operators should be distinct from the discussion of potential termination or non-renewal of franchise agreements. Please refer to the risk factor guidance in the updated Staff Legal Bulletin No. 7 regarding plain English, available on our website at

http://www.sec.gov/interps/legal/cfslb7a.htm.

Response: We have separated the risk factor “We depend on the success of our franchisees” into separate risk factors. We also addressed the matter discussed in comment 20 below under the newly-separated risk factor “Our franchisees are independent operators.”

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

20.	We refer you to the recent decision by the U.S. National Labor Relations Board that McDonald’s could be held jointly liable for labor and wage violations by its franchise operations. Please tell us, with a view toward revised disclosure, the potential impact the McDonald’s decision has on your business, particularly with regard to liability for labor violations. While we note your statement that franchisees’ employees are not your employees, it appears that you may face liability as a result of your franchisees’ relationships with their employees even if you do not directly employ them.

Response: We have added disclosure to discuss the possible effect of this recent decision on us. This disclosure appears in the risk factor “Our franchise owners are independent operators” appearing on page 17.

Risks Related to this Offering

“Future sales of our common stock. . .,” page 24

21.	Please address the warrants being issued to the representative as compensation for this offering in this risk factor.

Response: We have added disclosure on page 24 to indicate that, in addition to shares issuable upon the exercise of outstanding options, shares issuable upon the exercise of the Representative’s warrants also may be exercised and sold in the public market after one year.

Cautionary Note Regarding Forward-Looking Statements, page 27

22.	Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Response: We removed the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Use of Proceeds, page 28

23.	We note that you identify a number of uses for the proceeds of this offering. Please revise to provide a detailed quantification of your anticipated use of proceeds for each of the identified uses. In your response letter, tell us whether your business plan provides for the acquisition of franchises or the re-acquisition of regional developer licenses and the amounts, if any, budgeted for those purposes.

Response: As we note in the “Use of Proceeds” section (now on page 29), the net proceeds the Company actually expends for the acquisition of additional franchises or regional developer licenses may vary significantly depending on a number of factors. The Company believes that this also applies to its ability to designate a specific amount of the proceeds from this offering for the development of company-owned clinics, and we have revised the “Use of Proceeds” section to reflect this.

The Company has prepared numerous internal budgets and projections. The amounts allocated for various expenditures under these budgets vary significantly (i.e., some budgets contain “aggressive” assumptions, others contain “moderate” assumptions and yet others contain “conservative” assumptions) with respect to the anticipated uses of proceeds from the offering, including development of company-owned clinics, purchases of existing franchises and re-acquisition of regional developer licenses. Due to the significant uncertainty of the timing of the development of company-owned clinics and the availability and timing of purchases of existing franchises and re-acquisition of regional developer licenses, the Company believes that it would be potentially misleading to investors to specify the amounts any such budgets may reflect.

Dilution, page 30

24.	It appears that the total consideration paid by existing stockholders is not consistent with the disclosure in the financial statements. On page F-6, the Consolidated Statements of Changes in Stockholders’ Deficit indicates that approximately $1.6 million was paid for the outstanding shares, but the table on page 30 indicates that the consideration was $10 million. Please revise or advise.

Response: We corrected the typographical error in the “Dilution” section to reflect the correct consideration of $1,000,100 for the outstanding shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

25.	Please tell us and revise to disclose the key performance indicators of your business, including financial measures and/or non-financial metrics. Your disclosure should include any measures that you use to manage your business or evaluate your operating performance, such as the number of clinics, patient visits and same store sales growth which you disclose elsewhere in the filing. Refer to Section III.B.1 of SEC Release 338350.

Response: Management receives weekly clinic performance reports which report year-to-date gross clinic sales, real estate and clinic development activities and other metrics. In addition, management receives monthly key performance indicator reports containing data on clinic sales, new patients, office visits, package sales, active members, average number of patients per day and revenue comparisons of the top 40 open clinics as measured by monthly sales. We have added disclosure in the “Management’s Discussion and Analysis” section to include this information.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

26.	We note your disclosure on page 48 indicating that “the development timeline for franchised clinics is generally between 9 and 12 months.” However, we were unable to locate disclosure of the timeline for clinics opened under regional development agreements. In light of the significance of current and non-current deferred revenue, please revise to disclose the expected franchise development timeline for both company-generated franchises and regionally developed franchises. Also, tell us what consideration was given to disclosing here or under results of operations, the number of clinics that are under development and expected to be opened in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Response: The Company expects to open an additional 92 franchised clinics over the next twelve months ending June 30, 2015, with 74 of these clinic openings coming from regional developer sales in development and 18 from corporate franchise sales in development. We have revised the disclosure on page 33 to include this information.

Overview, page 32

27.	Please revise this section to provide a more meaningful discussion of known trends and uncertainties that may have a material impact on your financial results in the short and medium term, including any economic or industry-wide factors relevant to your company. Furthermore, please discuss any material opportunities, challenges and risks you may face in the short and long term as you seek to open company-owned franchises and expand in new geographies.

Response: We have revised this section to include a discussion of uncertainties of which the Company is aware that may materially impact its financial results.

Liquidity and Capital Resources

Cash Flows

Cash Flow for Fiscal Year 2013 Compared to Fiscal Year 2012, page 36

28.	We note that your discussion of cash provided by operating activities does not identify each of the significant factors impacting your cash flows or the underlying explanations for such factors. For example, the significant increases in deferred revenue and deferred franchise costs in 2012, as compared to 2013, are not identified as contributing factors or explained. Please revise accordingly. Refer to Section IV.B of SEC Release 33-8350.

Response: We have added a discussion to this section to address the significant factors impacting cash flows, now on page 38.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Critical Accounting Policies and Estimates, page 38

29.	Please tell us and revise to disclose the specific accounting policies and estimates that you consider critical to your results of operations and financial condition. This section should include the accounting policies and estimates applied to uncertain matters entailing a high level of subjectivity and judgment and the susceptibility of such matters to change. Refer to Section V. of SEC Release 33-8350. For further information see SEC Release 33-8098.

Response: Items subject to significant estimates and assumptions include the allowance for doubtful accounts, share-based compensation arrangements, fair value of stock options issued, useful lives and realizability of long-lived assets, classification of deferred revenue and deferred franchise costs and deferred tax assets and liabilities as long-term or current, uncertain tax positions and realizability of deferred tax assets. We have revised this disclosure (now on page 39) to more adequately discuss these accounting policies and estimates.

30.	With regard to stock options, restricted stock, and other share-based awards, please revise to disclose:

.	The methods that were used to determine the fair value of your common stock and the nature of the material assumptions involved;

.	The extent to which the estimates are considered highly complex and subjective; and

.	The estimates necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: We have revised Note 8 – Equity to the Company’s financial statements, to provide the requested disclosure.

31.	For any stock options or other share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements in future periods. In this regard, we note from the disclosure on page F-13 that you issued additional stock options subsequent to March 31, 2014.

Response: The stock options issued subsequent to March 31, 2014, were issued prior to June 30, 2014, and are therefore included in the latest financial statements. There have been no share-based awards subsequent to June 30, 2014.

Business, page 39

General

32.	We note your discussion of the seasonality of your business on page 37. To the extent material, please include a discussion of the seasonality of your business. See Item 101(c)(1)(v) of Regulation S-K.

Response: The Company does not believe the discussion following the section “Potential Fluctuations in Quarterly Results and Seasonality” on page 37 (now on page 38) was intended to disclose any material seasonality in its operating results. We have modified its title accordingly to remove the words “and Seasonality.” The Company does not believe that the results of its business operations as currently constituted reflect material seasonality. The Company’s clinics are concentrated in the southeast and southwest United States. It intends, however, to expand more significantly into the northern part of the United States where seasonal weather may influence visits to its clinics. If the Company discovers material seasonal fluctuations in operating results following expansion into less temperate climates, it will disclose and discuss this in future reporting.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Our Company, page 39

33.	Please clearly state that you do not directly own or operate any clinics.

Response: We have revised the disclosure on pages 2 and 42 to clarify that the Company does not directly own or operate any clinics.

34.	Please clearly state that the 250 additional clinics are still in the various stages of development. Also, of the 250 additional clinics, disclose the number of franchises that were awarded directly by you and those that were franchised through your regional developer program.

Response: We have revised the statements on page 42 to disclose that the 250 additional franchised clinics are in various stages of development and that of these franchised clinics, 83 were awarded directly by the Company and 167 were awarded pursuant to its regional developer program.

35.	You have included graphs for sales and patient visits for clinics opened in 2011 and 2012, but have not provided similar information for clinics opened in 2013. Please revise to provide similar information for clinics opened in 2013, or advise.

Response: We did not include this information for clinics opened in 2013 because the Company believes that the information presented in this section is more meaningful when it contains at least one full year of operations. Information for clinics opened in 2013 would necessarily include information respecting clinics opened in January of 2013 as well as clinics opened in December of 2013, the results of which through June 30, 2014, are not meaningfully comparable.

36.	Please expand your disclosure of franchises and franchise agreements to discuss how franchisees are identified. Also discuss franchisees’ relationships with chiropractors. Include a discussion of the management service agreements entered into with the professional corporations managed by chiropractors and discuss whether any chiropractors are employed by the franchisees.

Response: We have expanded the discussion of franchises on page 45 as requested.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

37.	Please expand your discussion of the regional developer program to describe how regional developers are identified and recruited into your program, as well as a description of material rights and obligations of the company and the regional developers under typical license agreements. Also discuss the terms under which you are able to repurchase regional development licenses.

Response: We have expanded the discussion on page 46 of the regional developer program as requested.

38.	We note that the stated number of franchise owners and regional developers differs from the data provided elsewhere in the prospectus. Please revise to correct these discrepancies.

Response: We have revised the statement on page 45 that the Company has 215 franchised clinics and 104 franchise owners to clarify that this information refers to the number of franchised clinics and owners of those clinics that are open and operating as of June 30, 2014.

Our Competitive Strengths, page 45

39.	Please provide us with quantitative data regarding patient usage, how patient usage compares to your competitors, and your analysis for concluding that your “pricing and service offering structure helps [you] to generate a higher usage.”

Response: The Company’s source for industry average monthly patient use of two repeat visits per month has been corrected to show that it was taken from the 2013 annual survey conducted and published by Chiropractic Economics, rather than First Research. A citation to this survey is contained and appropriately highlighted in an article from Chiropractic Economics attached to the “annotated bibliography” identified in the Company’s response to Staff’s comment No. 7 and provided to the Staff under separate cover. By contrast, the Company’s average number of repeat visits during the six month period ended June 30, 2014, was 3.2, and is supported by data generated by the Company’s internal reporting system, which is included in the “annotated bibliography.” The Company believes that its significantly higher return visit data is directly related to its perceived competitive advantages, particularly its discounted pricing and appointment-free service offering.

In addition, we have supplemented the disclosure on pages 2 and 49 to include information regarding the Company’s new patient acquisition, which the Company provides in support of its belief that its pricing and convenience help to drive patient usage.

40.	Please disclose the bases for selecting the franchises listed on page 47. Explain how they are representative or are not generally representative of your franchises.

Response: We have revised the description of the franchisees selected on page 51 to indicate that they are among the best performing clinics in these respective markets.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Regulatory Environment, page 50

41.	Please expand your discussion of the regulations relating to franchising to include a description of the type of information state regulators require to be included in the franchise disclosure document. Discuss whether the time and cost associated with registering your disclosure document in each state that requires registration impacts your ability to offer and sell franchises in such states, and whether to date any such applications have been filed or approved. Also consider whether additional risk factor disclosure is necessary.

Response: We have expanded the discussion of regulations on page 55 to include information as to the type of information required to be included in the Company’s franchise disclosure document and to describe the Company’s weighing of the effort in time and money to register in a particular state against its determination of the demand for franchises in that state. We have also indicated that the Company has been approved to sell franchises in 25 states. The Company does not believe that the risk is material to it that it will be unable or find it unduly burdensome to register to offer and sell franchises in any state in which it believes it is economically attractive to open franchises. Accordingly, we have not added additional risk factor disclosure to that effect.

42.	Based on the maps on pages 41 and 49, there are a number of states that do not have clinics. Please tell us, with a view toward revised disclosure, whether there are any regulatory barriers that prevent or prohibit entry into some or all of those locations.

Response: The Company does not believe that there are any regulatory barriers that prevent or prohibit its entry into any of the locations on the maps on pages 44 and 53 where it has not yet opened franchises. Additionally, the Company notes that, while it intends to rapidly expand, it believes that its optimal growth strategy involves developing clinics in clustered locations where numerous advertising and public awareness advantages obtain. Accordingly, the Company would be more inclined to incur expense and take the time to register to sell franchises in a particular state when it has the opportunity to sell multiple franchises in that state as opposed to registering in response to an inquiry to purchase a single franchise.

Legal Proceedings, page 52

43.	We note your discussion on page 22 of a malpractice claim. Please explain why you have not included a discussion of this malpractice claim in the Legal Proceedings section. Refer to Item 103 of Regulation S-K.

Response: The Company does not consider the malpractice claim as likely to have a material effect. We note that the plaintiff has offered to settle the matter with the Company for $50,000. The Company views the plaintiff’s claims to be without merit and has elected not to settle for that amount.

Management, page 53

44.	Please provide a chronologically complete description of the business experience for each of your directors, officers and director nominees during the past five years. We note, for example, that Mr. Orwasher’s business experience from 2012 through 2014 is unclear and the time periods Ms. Hall served at each of her prior positions is unclear.

Response: We have updated the description of the business experience for our directors, officers and director nominees, in particular, Mr. Orwasher and Ms. Hall.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Director Independence, page 55

45.	You identify Messrs. Craig and Steven Colmar as independent directors. Please provide us with your analysis as to how they qualify as an independent directors under NASDAQ Marketplace Rule 5605(a)(2). In this regard, we note that Mr. Craig Colmar serves as the company’s counsel in this offering and his law firm received fees from the company in 2012 and 2013.

Response: The Company’s board of directors has affirmatively determined that Messrs. Craig and Steven Colmar have no relationship with it that would interfere with independent judgment in carrying out the responsibilities of a director. With particular respect to Craig Colmar’s independence, we note that Mr. Colmar’s law firm has not received payments from the Company in the current or in any of the past three fiscal years that exceed 5% of his law firm’s consolidated gross revenues for that year, or $200,000, whichever is more, and is not expected to in the current fiscal year.

Board Committees

Audit Committee, page 55

46.	You state that Mr. Craig P. Colmar will initially qualify as your “audit committee financial expert.” Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response: The section, “Management – Executive Officers and Directors” has been updated to include biographical information for Mr. Ronald Davella, a retired former partner of Deloitte & Touche LLP, who will also serve as chairman of the Company’s audit committee and as the Company’s audit committee financial expert.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 62

47.	Please revise to include a materially complete description of the arrangement with Business Ventures Corp., including a discussion of the services provided by Business Ventures Corp. Also, file your agreement with Business Ventures Corp. as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. If the agreement is not in writing, please file as an exhibit a written description of the agreement. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The arrangement with Business Ventures Corp. is not in writing. A written description of the arrangement will be filed as an exhibit to the Company’s Amendment No. 1 to the Draft Registration Statement.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

48.	Please tell us, with a view toward revised disclosure, whether the consulting arrangements you have with Messrs. Richards and Leonesio will continue after the offering. Clarify whether the company paid the $90,000 consulting fee to Mr. Leonesio during his employment with the company as its chief executive officer. If so, add a footnote to the summary compensation table to reference the $90,000 consulting fees and include a cross-reference to the discussion of the consulting agreement under Certain Relationships and Related Person Transactions. File the consulting agreements as an exhibit or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K. If the agreements are not in writing, please file as an exhibit a written description of the agreements.

Response: The consulting arrangements with Mr. Richards and Mr. Leonesio will not continue after the offering. Mr. Leonesio began receiving his $90,000 annual consulting fee commencing upon his resignation as the Company’s chief executive officer and becoming its non-executive chairman, effective January 1, 2014. The disclosure on page 66 has been revised to expand the description of these consulting arrangements. Mr. Richards’ consulting arrangement is set forth on the term sheet attached to the Registration Statement filed on July 11, 2014, as Exhibit 10.7. The consulting arrangement with Mr. Leonesio is not in writing. A written description of the consulting arrangement with Mr. Leonesio will be filed as an exhibit to the Company’s Amendment No. 1 to the Draft Registration Statement.

Stock Market Listing, page 68

49.	We note your statement that no assurances can be given that listing on the NASDAQ Global Market will be approved. Please tell us, with a view toward revised disclosure, whether approval by NASDAQ will be a condition to closing or whether you will seek to list your common stock on another exchange. Consider whether risk factor disclosure is necessary.

Response: The Company believes that it will be approved for listing on the NASDAQ Global Market before the Registration Statement becomes effective. We anticipate replacing the statement on page 72 at that time with the statement: “Shares of our common stock have been approved for listing on the NASDAQ Global Market under the symbol ‘JYNT.’” The Company does not view approval by NASDAQ for listing on the Global Market as a condition to closing, provided another acceptable exchange listing is available.

Underwriting, page 72

50.	On page 72, you disclose that your underwriters may release all or any portion of the shares subject to the lock-up agreements at any time, without notice. Please clarify how this statement is consistent with FINRA Rule 5131’s requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source.

Response: We have supplemented the language on page 76 to include, as a condition to the Representative releasing shares subject to the lock-up held by an officer or director of the Company, that the Representative notify the Company of the impending release or waiver and that the Company will agree to announce the impending release or waiver at least two business days before the effective date of the release or waiver.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Representative’s Warrant, page 73

51.	Please expand your disclosure to describe the manner in which the number of warrants to be earned by the underwriter will be determined.

Response: We have expanded the disclosure on page 77 to clarify that the number of shares underlying the Representative’s warrant will equal 3% of the shares sold in this offering, excluding the over-allotment option.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-9

52.	We note your disclosure indicating that as of December 31, 2013 and 2012, one customer and two customers, respectively, represented 15% and 54% of outstanding accounts receivable. Please tell us whether any customer accounted for 10% or more of your revenue for any of the periods presented and if so, disclose the percentage of revenue attributed to the customer(s). Refer to ASC 280-10-50-42. Also consider whether additional disclosure is required in the Business section. See Item 101(c)(1)(v) of Regulation S-K.

Response: We have revised this disclosure to note that no single customer accounted for 10% or more of the Company’s revenues during any of the periods presented. We also considered additional disclosure per Item 101 (c)(1)(v) of Regulation S-K. The Company does not believe that the results of its business operations as currently constituted reflect material seasonality. The Company’s clinics are concentrated in the southeast and southwest United States. It intends, however, to expand more significantly into the northern part of United States where seasonal weather may influence visits to its clinics. If the Company discovers material seasonal fluctuations in operating results following expansion into less temperate climates, it will disclose and discuss this in future reporting.

Revenue Recognition, page F-11

53.	With regard to initial franchise fee and regional developer fee agreements, please describe in further detail, the significant terms and conditions of these agreements including, but not limited to, any guarantees or other forms of financial assistance, refund provisions or options to repurchase franchises.

Response: We have added additional description of the significant terms and conditions of the Company’s franchise fee and regional developer fee arrangements.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Regional Developer Fees, page F-11

54.	We note that you recognize regional developer fees as revenue when you have performed substantially all initial services and this generally occurs as clinics are opened. We further note that any clinics opened by the regional developer over the contracted minimum require no additional fees. Please tell us how you allocate consideration under these agreements to clinics opened and what consideration was given to ASC 952-60525-5 and 6. As part of your response, tell us whether costs relating to the initial services you provide are affected significantly by the number of clinics opened in an area and if so, describe your process for estimating the number of clinics expected to be opened within an area.

Response: When the Company enters into a regional developer agreement a development schedule for a minimum number of franchises to be sold and opened are agreed upon. The number of licenses to be sold to a regional developer is based on market capacity, estimated through population and demographic mapping. The initial regional developer fee paid to the Company is a formula based upon the number of units agreed to within the development agreement multiplied by $7,250. Upon signing the agreement, the Company is obligated to provide and the regional developer is obligated to participate in an initial training program. There may be ongoing training sessions provided and required for the regional developer to attend throughout the period of the contract. As the regional developer then develops its territory, the Company retains the right, and currently requires each potential new franchisee to be approved by it along with the location of the franchisee’s store. Initial training for the new franchisee is also conducted by the Company. Therefore, the Company’s costs to support the regional developer are directly correlated to the number of new franchisees they bring to the system.

Paragraph 6 states “when the efforts and total cost relating to initial services are affected significantly by the number of outlets opened in an area, it may be necessary to regard the franchise agreement as a divisible contract and to estimate the number of outlets involved so that revenue may be recognized in proportion to the outlets for which the required services have been substantially performed.” The Company allocates its revenue for all regional developers over the number of units to be opened per the regional developer agreement and allocates revenue as each clinic is opened based upon the $7,250 per unit fee that was the basis for the license fee in the regional developer agreement.

Royalties, page F-11

55.	We note that royalties are recognized as revenue when earned. Please describe in further detail your accounting for royalties, including your assessment of collectability, and tell us the typical payment terms and reporting frequency.

Response: We have revised this description to provide the requested detail.

Note 2. Notes Receivable, page F-13

56.	In your response letter, please identify the stockholder / director who has an outstanding promissory note owed to the company and tell us whether he is a current director. We note that upon the public filing of your registration statement, you will be an “issuer” that is subject to Section 13(k) of the Exchange Act.

Response: The individual who has an outstanding promissory note owed to the Company is Dr. Fred Gerretzen, who delivered the promissory note in payment of the transfer fee he owed to the Company when he transferred ownership of his franchised clinic to his former wife in connection with their divorce. Dr. Gerretzen resigned from the Company’s board of directors in December, 2013.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Note 5. Income Taxes, page F-15

57.	With regard to your current and non-current deferred tax assets, please provide us with an analysis of how you determined that such assets are expected to be fully realized. As part of your response, explain how you reached a conclusion that a valuation allowance is not needed in light of the cumulative losses in the periods presented. Refer to ASC 7401030-16 through 25.

Response: The Company’s net deferred tax assets are comprised almost entirely of deferred revenue net of deferred costs. Deferred revenue relates primarily to deferred franchise fees received upon signing of the franchise agreements. Deferred revenue and related deferred franchise costs are recognized as income and expense for book purposes when a clinic is opened. The Company anticipates that the various clinics to which the deferred revenue and franchise costs relate will open over the next two to three years, with about a third of the deferred revenue estimated to be recognized within one year, based on its development schedule. Based on the Company’s past experience and its development schedule, it has no reason to believe that the clinics will not open as scheduled. As a result, the Company expects that the deferred tax assets will reverse and contribute to earnings.

In addition, the Company had positive income before taxes for book purposes in 2013 of $408,000 with net losses for book purposes in 2012. The Company has had taxable income of $794,000, $40,000 and $2.2 million for 2011, 2012 and 2013, respectively. The Company exhausted its net operating loss carry-forwards in 2013 and incurred $719,000 in federal and state current tax expense in 2013, which would be available for carryback of a future net operating loss.

Based on a combination of these factors, the Company has concluded that it is more likely than not that it will fully realize the net deferred tax asset and as a result, a valuation allowance is not deemed necessary.

58.	We note that you have included unrecognized tax expense in your provision for income tax expense, and the impact of such expense is included in your effective tax rate reconciliation. Please explain the nature of the unrecognized tax expense and why this expense is included in your provision for income tax expense and the effective tax rate reconciliation. With regard to the 18% impact on your effective tax rate in 2013, tell us whether there are individual components within this line item which had a five percent or greater impact on your effective tax rate and if so, revise to disclose such items separately. Refer to Rule 4-08(h) of Regulation S-X.

Response: The unrecognized tax expense relates to state income taxes. The Company has historically filed tax returns and paid income taxes in the state of Arizona, but has not filed tax returns or paid state income taxes in other states is which the Company has franchisees. The amount of state tax liability in each state has not yet been definitively determined, and as such, has been included as an uncertain income tax provision. The potential tax expense for any one state constitutes a less than five percent impact on the Company’s effective tax rate, so no revision to segregate individual states is deemed appropriate.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Note 8. Equity, page F-17

59.	We note your disclosure that the estimated fair market value of the 318,850 shares of restricted stock issued on January 1, 2014 was $2.13 per share and that approximately $679,000 of stock compensation expense will be recognized ratably as the shares vest. However, we also note your disclosure indicating that “there is $151,157 of unrecognized compensation cost related to non-vested, share-based compensation arrangements granted under the Plan, which is expected to be recognized ratably over the next 3.75 years.” Please reconcile these disclosures and revise as necessary.

Response: We have revised this disclosure to include a more detailed description of the restricted stock awards which has two tranches. One tranche is dependent on a successful IPO while the other is not dependent upon a successful IPO.

Treasury Stock, page F-20

60.	We note your disclosure that in December 2013, you issued a stock option for 300,000 shares of common stock with exercise prices ranging from $1.00 to $4.37 and the market value of the underlying common stock was $2.13 per share. We further note from disclosure on page F-12 that diluted earnings per share for the year ended December 31, 2013 were the same as basic because you did not issue any dilutive instruments during the period. Please tell us what consideration was given to including the 300,000 stock options in diluted earnings per share for the year ended December 31, 2013. Refer to ASC 260-10-45.

Response: The Company has determined that the stock option for 300,000 shares should have been included in diluted earnings per share in the periods in which it had earnings, as the effect of including the option would have been dilutive. The stock option should have been excluded from diluted earnings per share in the periods with net losses as the effect was anti-dilutive. We have revised the earnings per share calculations and attendant footnote disclosure accordingly.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

61.	Note 8 to the financial statements indicates that as of March 31, 2014, there were 316,407 shares of restricted stock issued and outstanding. Your disclosure here appears to indicate that 428,500 shares of restricted shares were outstanding as of January 1, 2014. Please advise regarding this discrepancy.

Response: We respectfully note that note 8 to the financial statements is consistent with the disclosure in Item 15 on page II-2. In both places, the Company disclosed that 318,750 shares of restricted stock were awarded as of March 31, 2014 and as of June 30, 2014. We cannot determine how the Staff concluded that Note 8 to the financial statements indicates that as of March 31, 2014, there were 316,407 shares of restricted stock issued and outstanding. In addition, it appears that the Staff added the number of shares of stock options disclosed in paragraphs (b) and (d) to the number of shares of restricted stock disclosed in paragraphs (a) and (c) to conclude that the disclosure on page II-2 indicates that 428,500 shares of restricted stock were outstanding as of January 1, 2014.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

Item 16. Exhibits and Financial Statement Schedules, page II-3

62.	Please file all exhibits as soon as possible. We will review these documents and may have additional comments. In particular, file the certificate of designations, preferences and rights of your Series A Preferred Stock. Also file the consent of director nominee, William R. Fields, as required by Rule 438 of Regulation C under the Securities Act. Tell us what consideration you have given to filing the Stockholders’ Agreement, dated March 10, 2010. See Item 601(B)(10) of Regulation S-K.

Response: We are filing as exhibits to the Company’s Amendment No. 1 to Draft Registration Statement, the consent of director nominees William R. Fields and Ronald V. Davella. We do not believe that it is appropriate to file the Stockholders’ Agreement dated as March 10, 2014, as an exhibit to the registration statement, as that agreement will terminate by its own terms upon the completion of this offering. The relevant provisions of the agreement are set forth below:

(a) Duration of Agreement. This Agreement shall terminate upon the earlier to occur of the consummation of (i) a Qualified Public Offering or (ii) a Sale of the Company.

“Qualified Public Offering” means an Initial Offering in which net cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least $15 million.

63.	We note that you have filed a form of the indemnification agreement rather than the individual agreements. In accordance with Instruction 2 of the Instructions to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

Response: We are filing a schedule with the exhibit listing the signatories to the indemnification agreement and indicating that, with the exception of the named party, the indemnification agreement is identical for all signatories.

64.	With your next amendment please refile complete and fully executed versions of Exhibit 10.6, 10.9, 10.10, 10.11 and 10.12.

Response: We have refiled complete and fully executed versions of Exhibits 10.6, 10.9, 10.10, 10.11 and 10.12.

United States Securities and Exchange Commission

Division of Corporate Finance

August 21, 2014

In addition to the revisions to the Draft Registration Statement discussed above, Amendment No. 1 contains additional changes to update information presented in the Draft Registration Statement (including the presentation of the Company’s unaudited financial statements as of June 30, 2014) or that are immaterial modifications.

The Company and its Representative wish to thank the Staff for completing its review of the registration statement. If we can facilitate the Staff’s further review of this Draft Registration Statement, as amended by Amendment No. 1, or if the Staff has any questions about any of the information set forth herein, please call the undersigned or my partner, Michael Bonn or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com and mbonn@jocolaw.com.

Sincerely,

/s/ Craig P. Colmar
Craig P. Colmar

cc:	Mr. John B. Richards
Chief Executive Officer
The Joint Corp.